United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 19, 2013

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On June 19, 2013, MGE Energy, Inc. (MGEE) entered into an amendment to its existing credit agreement dated as of July 30, 2010, with various financial institutions, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, and Madison Gas and Electric Company (MGE) entered into an amendment to its existing credit agreement dated as of July 30, 2010, with various financial institutions, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent. See "Credit Facilities" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in MGEE and MGE's annual report on Form 10-K for the year ended December 31, 2012, for additional information regarding the existing credit agreements.

In the case of MGEE, the principal purposes of the amendment are to increase the revolving credit facility to $50 million from $40 million and to extend the expiration date of the credit agreement to July 31, 2017, from July 31, 2015. In the case of MGE, the principal purposes of the amendment are to increase the revolving credit facility to $100 million from $75 million and to extend the expiration date of the credit agreement to July 31, 2017, from July 31, 2015. In addition, both amendments lowered the adders used in the determination of the interest rates under the existing credit agreements. As a result of the amendments, the existing credit agreements for both of MGEE and MGE carry interest at either:

- A "floating rate," plus an adder ranging from zero to 0.125%, depending upon the credit ratings assigned to MGE's senior unsecured long-term debt securities. The "floating rate" is calculated on a daily basis as the highest of a prime rate, a Federal Funds effective rate plus 0.5% per annum, or a Eurodollar Rate for a one-month interest period plus 1%; or

- A "Eurodollar Rate," plus an adder ranging from 0.675% to 1.125%, depending upon the credit ratings assigned to MGE's senior unsecured long-term debt securities. The "Eurodollar Rate" is calculated as provided in the credit agreements for the selected interest period.

Interest based upon a floating rate is payable monthly. Interest based upon a Eurodollar Rate is payable on the last day of the selected interest period, unless that interest period exceeds three months, in which case it is also payable on the three-month anniversary of the first day of the selected interest period.

Copies of the amendments are filed as exhibits to this Current Report on Form 8-K.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 19, 2013, MGEE and MGE entered into amendments to their existing revolving credit facilities that, among other things, increased the commitments of the lenders under those facilities to $50 million and $100 million, respectively. See Item 1.01 above for more information.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by MGEE and MGE include those factors discussed herein, as well as the items discussed in MGEE and MGE's 2012 Annual Report on Form 10-K, Part I, ITEM 1A. Risk Factors, and other factors discussed in filings made by MGEE and MGE with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGEE nor MGE undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
10.1	Third Amendment dated as of June 19, 2013, to Credit Agreement dated as of July 30, 2010, among MGE Energy, Inc., as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent.
10.2	Third Amendment dated as of June 19, 2013, to Credit Agreement dated as of July 30, 2010, among Madison Gas and Electric Company, as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: June 21, 2013

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.

Exhibit Index to Form 8-K
Dated June 19, 2013

8-K Exhibit No.	Description
10.1	Third Amendment dated as of June 19, 2013, to the Credit Agreement dated as of July 30, 2010, among MGE Energy Inc., as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent.

Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated June 19, 2013

8-K Exhibit No.	Description
10.2	Third Amendment dated as of June 19, 2013, to the Credit Agreement dated as of July 30, 2010, among Madison Gas and Electric Company, as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent.

THIRD AMENDMENT

THIS THIRD AMENDMENT (this "Amendment") dated as of June 19, 2013 amends the Credit Agreement dated as of July 30, 2010 (as previously amended, the "Credit Agreement") among MGE ENERGY, INC. (the "Borrower"), various financial institutions and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined therein.

WHEREAS, the Borrower, the Lenders and the Administrative Agent have entered into the Credit Agreement; and

WHEREAS, the parties hereto desire to amend the Credit Agreement as set forth below.

NOW, THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1. AMENDMENTS. Effective on (and subject to the occurrence of) the Amendment Effective Date (as defined below), the Credit Agreement shall be amended as follows:

(a)   Amendments to Section 1.1.

(i) The definition of "Aggregate Commitment" in Section 1.1 is amended in its entirety to read as follows:

"Aggregate Commitment" means the aggregate of the Commitments of all Lenders, as changed from time to time pursuant hereto.

(ii) The definition of "Facility Termination Date" in Section 1.1 is amended by deleting the reference to "July 30, 2015" therein and substituting "July 31, 2017" therefor.

(iii) The first sentence of the definition of "Interest Period" is amended in its entirety to read as follows:

"Interest Period" means, with respect to a Eurodollar Advance, a period selected by the Borrower commencing on a Business Day and ending 7 days thereafter or on the numerically corresponding day one, two, three or six months thereafter, *provided* that if there is no such numerically corresponding day in the next, second, third or sixth succeeding month, as applicable, such Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month.

(b)   Amendment to Section 2.18. Clause (a) of Section 2.18 is amended by deleting the amount "40,000,000" therein and substituting "$30,000,000" therefor.

(c)   Amendment to Section 6.13. Section 6.13 is amended by (a) deleting the amount "$35,000,000" in clause (x) and substituting "$40,000,000" therefor; and (b) adding the following clause (xiv) in proper sequence:

(xiv)   Liens imposed by law or regulation on property funded by governmental grants.

(d)   Amendments to Default Thresholds. Each of Section 7.3 and 7.10 is amended by deleting the amount "$35,000,000" therein and substituting "$40,000,000" therefor.

(e)   Amendment of Schedule I. Schedule I is deleted in its entirety and replaced with Schedule I hereto.

(f)   Amendment to Pricing Schedule. The table included in the Pricing Schedule is deleted in its entirety and replaced with the table attached as Annex 1.

SECTION 2.   REPRESENTATIONS AND WARRANTIES. The Borrower represents and warrants to the Lenders that (a) each warranty set forth in Article V of the Credit Agreement is true and correct as if made on the date hereof, (b) the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of its obligations under the Credit Agreement as amended hereby (as so amended, the "Amended Credit Agreement") (i) are within the corporate powers of the Borrower, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary governmental approvals and (iv) do not and will not violate any provision of law or of the charter or by-laws of the Borrower or any indenture, loan agreement or other material contract, order or decree which is binding upon the Borrower, and (c) this Amendment and the Amended Credit Agreement are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally or by equitable principles.

SECTION 3.   EFFECTIVENESS. The amendments set forth in Section 1 shall become effective on the date (the "Amendment Effective Date") on which the Administrative Agent has received (by facsimile or otherwise) (a) counterparts of this Amendment executed by the Borrower and the Lenders and (b) payment (for the account of each Lender) of a non-refundable amendment fee in an amount equal to 0.12% of such Lender's Commitment after giving effect to this Amendment.

SECTION 4.   MISCELLANEOUS.

Section 4.1   Continuing Effectiveness, etc. As herein amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

Section 4.2   Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

Third Amendment to
MGE Energy Credit Agreement

Section 4.3   Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of Wisconsin applicable to contracts made and to be performed entirely within such State.

Section 4.4   Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

MGE ENERGY, INC., as Borrower

By: /s/ Jeffrey C. Newman
Name: Jeffrey C. Newman
Title: Vice President, Chief Financial Officer,
          Secretary and Treasurer

JPMORGAN CHASE BANK, N.A., as Administrative Agent, as Issuer and as a Lender

By: /s/ Jeffrey G. Welch
Name: Jeffrey G. Welch
Title: Senior Vice President

BANK OF AMERICA, N.A., as Syndication Agent and a Lender

By: /s/ Carlos E. Morales
Name: Carlos E. Morales
Title: Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as Syndication Agent and a Lender

By: /s/ Mary Pat Williams
Name: Mary Pat Williams
Title: Vice President

SCHEDULE I
LENDERS AND COMMITMENTS

Lender	Commitment
JPMorgan Chase Bank, N.A.	$25,000,000
Bank of America, N.A.	$12,500,000
U.S. Bank National Association	$12,500,000
TOTAL	$50,000,000

Status	Level I Status	Level II Status	Level III Status	Level IV Status	Level V Status
Eurodollar Margin	0.675%	0.750%	0.875%	1.000%	1.125%
Base Rate Margin	0.000%	0.000%	0.000%	0.000%	0.125%
Commitment Fee Rate	0.060%	0.070%	0.080%	0.100%	0.125%
Letter of Credit Fee Rate	0.675%	0.750%	0.875%	1.000%	1.125%

EXHIBIT 10.2

THIRD AMENDMENT

THIS THIRD AMENDMENT (this "Amendment") dated as of June 19, 2013 amends the Credit Agreement dated as of July 30, 2010 (as previously amended, the "Credit Agreement") among MADISON GAS AND ELECTRIC COMPANY (the "Borrower"), various financial institutions and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the "Administrative Agent"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined therein.

WHEREAS, the Borrower, the Lenders and the Administrative Agent have entered into the Credit Agreement; and

WHEREAS, the parties hereto desire to amend the Credit Agreement as set forth below.

NOW, THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1. AMENDMENTS. Effective on (and subject to the occurrence of) the Amendment Effective Date (as defined below), the Credit Agreement shall be amended as follows:

(a)   Amendments to Section 1.1.

(i) The definition of "Aggregate Commitment" in Section 1.1 is amended in its entirety to read as follows:

"Aggregate Commitment" means the aggregate of the Commitments of all Lenders, as changed from time to time pursuant hereto.

(ii) The definition of "Facility Termination Date" in Section 1.1 is amended in its entirety to read as follows:

"Facility Termination Date" means the earlier to occur of (a) July 31, 2017 or any later date that is specified as the Facility Termination Date in accordance with Section 2.16 and (b) the date on which the Aggregate Commitment is reduced to zero or otherwise terminated pursuant to the terms hereof.

(iii) The first sentence of the definition of "Interest Period" is amended in its entirety to read as follows:

"Interest Period" means, with respect to a Eurodollar Advance, a period selected by the Borrower commencing on a Business Day and ending 7 days thereafter or on the numerically corresponding day one, two, three or six months thereafter, *provided* that if there is no such numerically corresponding day in the next, second, third or sixth succeeding month, as applicable, such Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month.

(iv) The definition of "Trigger Date" is deleted.

(b)   Amendment to Section 6.13. Section 6.13 is amended by (a) deleting the amount "$35,000,000" in clause (x) and substituting "$40,000,000" therefor; and (b) adding the following clause (xiv) in proper sequence:

(xiv)   Liens imposed by law or regulation on property funded by governmental grants.

(c)   Amendments to Default Thresholds. Each of Section 7.3 and 7.10 is amended by deleting the amount "$35,000,000" therein and substituting "$40,000,000" therefor.

(d)   Amendment of Schedule I. Schedule I is deleted in its entirety and replaced with Schedule I hereto.

(e)   Amendment to Pricing Schedule. The table included in the Pricing Schedule is deleted in its entirety and replaced with the table attached as Annex 1.

SECTION 2.   REPRESENTATIONS AND WARRANTIES. The Borrower represents and warrants to the Lenders that (a) each warranty set forth in Article V of the Credit Agreement is true and correct as if made on the date hereof, (b) the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of its obligations under the Credit Agreement as amended hereby (as so amended, the "Amended Credit Agreement") (i) are within the corporate powers of the Borrower, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary governmental approvals and (iv) do not and will not violate any provision of law or of the charter or by-laws of the Borrower or any indenture, loan agreement or other material contract, order or decree which is binding upon the Borrower, and (c) this Amendment and the Amended Credit Agreement are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally or by equitable principles.

SECTION 3.   EFFECTIVENESS. The amendments set forth in <u>Section 1</u> shall become effective on the date (the "<u>Amendment Effective Date</u>") on which the Administrative Agent has received (by facsimile or otherwise) (a) counterparts of this Amendment executed by the Borrower and the Lenders and (b) payment (for the account of each Lender) of a non-refundable amendment fee in an amount equal to 0.12% of such Lender's Commitment after giving effect to this Amendment.

SECTION 4.   MISCELLANEOUS.

Section 4.1   <u>Continuing Effectiveness, etc.</u> As herein amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

Section 4.2   <u>Counterparts</u>. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

Section 4.3   <u>Governing Law</u>. This Amendment shall be a contract made under and governed by the laws of the State of Wisconsin applicable to contracts made and to be performed entirely within such State.

Section 4.4   <u>Successors and Assigns</u>. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

MADISON GAS AND ELECTRIC COMPANY, as Borrower

By: /s/ Jeffrey C. Newman
Name: Jeffrey C. Newman
Title: Vice President, Chief Financial Officer,
           Secretary and Treasurer

JPMORGAN CHASE BANK, N.A., as Administrative Agent, as Issuer and as a Lender

By: /s/ Jeffrey G. Welch
Name: Jeffrey G. Welch
Title: Senior Vice President

BANK OF AMERICA, N.A., as Syndication Agent and a Lender

By: /s/ Carlos E. Morales
Name: Carlos E. Morales
Title: Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as Syndication Agent and a Lender

By: /s/ Mary Pat Williams
Name: Mary Pat Williams
Title: Vice President

SCHEDULE I
LENDERS AND COMMITMENTS

Lender	Commitment
JPMorgan Chase Bank, N.A.	$45,000,000
Bank of America, N.A.	$27,500,000
U.S. Bank National Association	$27,500,000
TOTAL	$100,000,000

Third Amendment to
Madison Gas and Electric
Company Credit Agreement

Annex 1 to
Third Amendment

Status	Level I Status	Level II Status	Level III Status	Level IV Status	Level V Status
Eurodollar Margin	0.675%	0.750%	0.875%	1.000%	1.125%
Base Rate Margin	0.000%	0.000%	0.000%	0.000%	0.125%
Commitment Fee Rate	0.060%	0.070%	0.080%	0.100%	0.125%
Letter of Credit Fee Rate	0.675%	0.750%	0.875%	1.000%	1.125%